SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                         ----------------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 2)

                              Post Properties, Inc.
                                (Name of Issuer)

                   Common Stock, Par Value $0.01 per share
                         (Title of Class of Securities)

                                    737464107
                                 (CUSIP Number)

                                John A. Williams
                                  One Riverside
                        4401 Northside Parkway, Suite 100
                             Atlanta, Georgia 30327
                                 (404) 846-5051

                                 with copies to:


       McKenna Long & Aldridge LLP            Wachtell, Lipton, Rosen & Katz
    303 Peachtree Street, Suite 5300               51 West 52nd Street
          Atlanta, Georgia 30308                 New York, New York 10019
    Attn: Leonard A. Silverstein, Esq.         Attn: Elliott V. Stein, Esq.
           (404) 527-4390                            (212) 403-1000


                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  April 7, 2003
           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. []

                         (Continued on following pages)

CUSIP No. 737464107             SCHEDULE 13D/A                   PAGE 10 of 10

-------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - (ENTITIES ONLY)

       John A. Williams

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

               (a) []
               (b) []
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
3. SEC USE ONLY

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
4. SOURCE OF FUNDS

       PF
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): []
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
NUMBER OF SHARES  7.   SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH          2,860,909(1)
REPORTING PERSON
WITH:
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                  8. SHARED VOTING POWER

                       26,906(2)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                  9. SOLE DISPOSITIVE POWER

                       2,860,909(1)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                       26,906(2)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,887,815(1)(2)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                    [ ]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       7.3%(1)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

       IN
-------------------------------------------------------------------------------

(1) Assumes full exercise of currently-exercisable options and the full exchange of limited partnership units in Post Apartment Homes, L.P. beneficially owned by John A. Williams.

(2) Includes 1,406 shares of Common Stock held by John A. Williams' spouse and 25,500 shares of Common Stock held by the John A. Williams Foundation, Inc.

                               AMENDMENT NO. 2 TO
                            STATEMENT ON SCHEDULE 13D

       Reference is made to the Statement on Schedule 13D filed July 22, 1993 on behalf of John A. Williams, as amended by Amendment No. 1 thereto filed on March 6, 1995 (as so amended, the "Schedule 13D"), with respect to Mr. Williams' beneficial ownership of shares of common stock, par value $0.01 per share (the "Common Stock"), of Post Properties, Inc. (the "Issuer"). The information set forth in this Amendment No. 2 to Schedule 13D in response to each separate Item shall be deemed to be a response to all Items to which such information is relevant. This Amendment No. 2 to Schedule 13D, as appropriate, amends or supercedes the Schedule 13D.

Item 1.  Security and Issuer.

      Class of Equity Securities:        Common Stock, par value $0.01 per share
      Name of Issuer:                    Post Properties, Inc.
      Address of Issuer's
      Principal Executive Offices:       One Riverside
                                         4401 Northside Parkway, Suite 800
                                         Atlanta, Georgia 30327

Item 2.  Identity and Background.

      (a)   The name of the person filing this Schedule 13D is John A. Williams.

      (b) The address of the principal office and principal place of business of Mr. Williams is One Riverside, 4401 Northside Parkway, Suite 100, Atlanta, Georgia 30327.

      (c) Mr. Williams' principal occupation is as the Chairman Emeritus and a member of the Board of Directors of the Issuer (the "Board"). The Issuer's principal address is listed in Item 1 above.

      (d) During the past five years, Mr. Williams has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) During the past five years, Mr. Williams has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Williams was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Mr. Williams is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

       Since the filing of Amendment No. 1 to the Schedule 13D, Mr. Williams has acquired an additional 291,315 shares (the "Shares") of Common Stock and options to purchase 373,071 shares of Common Stock. All of the Shares were acquired either in the open market with personal funds of Mr. Williams, pursuant to the Issuer's 1995 Non-Qualified Employee Stock Purchase Plan, as amended, pursuant to the Issuer's Dividend Reinvestment and Stock Purchase Plan, through the redemption of partnership interests in Post Apartment Homes, L.P. or through the exercise of options.

Item 4.  Purpose of Transaction.

      Mr. Williams founded the Issuer in 1971 and managed its business as a private real estate company until 1993. In 1993, the Issuer successfully completed an initial public offering of its common stock. Following this initial public offering, Mr. Williams continued as Chairman and

Chief Executive Officer. During the 1990's, under Mr. Williams' leadership, the Issuer continued its reputation as a premier operator of high-end multifamily properties.

      Mr. Williams resigned as Chief Executive Officer of the Issuer on March 26, 2002, effective as of July 1, 2002. He continued to serve as Chairman of the Issuer until February 20, 2003, at which time he became Chairman Emeritus. Mr. Williams continues to serve as a director and is the Issuer's largest equity holder, having beneficial ownership of 2,887,815 shares of Common Stock, or approximately 7.3% of the outstanding Common Stock (in each case, assuming exercise of his options and conversion into Common Stock of his partnership units in Post Apartment Homes, L.P.) as of March 25, 2003.

      In recent months, Mr. Williams has become increasingly concerned about the deteriorating operating performance of the Issuer and the erosion of the value of the Common Stock, and has voiced these concerns to other directors. Mr. Williams believes that this deterioration is evidence that management is unable to effectively address the adverse market and economic conditions that now confront the Issuer. Specifically, the following table summarizes the operating performance of the Issuer and the performance of the Common Stock, during 2002:

      2002 Operating Performance1
      Criteria2      The Issuer         Peer Group Average   Issuer
                                                             Rank
      Same store
      net operating       (10.1%)             (4.1%)         15 of 15
      income growth                                          (last)
      (decline)

      Same store
      revenue             (6.8%)              (1.8%)         15 of 15
      growth                                                 (last)
      (decline)

      Same store
      occupancy           90.9%               93.1%          14 of 15
      G&A expense
      as a                4.4%                3.2%           15 of 15
      percentage of                                          (last)
      revenues

      2002 Performance of Issuer Common Stock3

      Criteria       The Issuer         Peer Group Average  Issuer
                                                            Rank
      ------------   ------------------ ------------------  ----
      Per share
      appreciation        (32.8%)             (7.9%)         15 of 15
      (decline)                                              (last)
      Total returns       (27.5%)             (2.9%)         15 of 15
                                                             (last)


-----------------
1 Source: Public filings of Post Properties and the companies included in its peer group, which are: Apartment Investment and Management Company; Amli Residential Properties Trust; Archstone-Smith Trust; AvalonBay Communities, Inc.; BRE Properties, Inc.; Camden Property Trust; Equity Residential; Essex Property Trust, Inc.; Gables Residential Trust; Home Properties of New York, Inc.; Mid-America Apartment Communities, Inc.; Summit Properties Inc.; The Town and Country Trust; and United Dominion Realty Trust, Inc.

2 Based upon operating performance statistics consistently reported by each of the peer group companies or derived from information included in their respective public filings.

3  Source:  Bloomberg L.P.

      On numerous occasions at Board meetings and in conversations with other directors, Mr. Williams has made specific suggestions designed to improve operating performance and enhance value for all Issuer shareholders. However, a majority of the Board has consistently opposed Mr. Williams' suggestions, which have included:

o applying different selection criteria for assets sales and improving the execution of those asset sales;

o applying asset sale proceeds to repurchase Common Stock on a leverage-neutral basis;

o controlling corporate overhead by reducing development staff and closing the Issuer's Dallas, Texas office;

o maintaining a level of maintenance capital expenditures necessary to preserve the competitive advantages of the Issuer's properties, and ceasing the deferral of such maintenance capital expenditures; and

o reinstating key personnel in areas of maintenance, security and employee training to ensure high standards of customer service and operations at the Issuer.

      Additionally, Mr. Williams has become increasingly concerned about the Board's ability to maintain appropriate and necessary standards of corporate governance and its unwillingness to take actions that will enhance value for all Issuer shareholders.

      In March 2003, management proposed actions for approval by the Board that would have severely limited Mr. Williams' access to information about the Issuer and his ability to communicate with Issuer employees, resulting in litigation described in proxy materials to be filed by Mr. Williams with the Securities and Exchange Commission. Mr. Williams believes that these actions were an attempt to silence his efforts to bring about changes at the Issuer designed to improve its deteriorating performance.

      To protect the value of his, and all shareholders', investment in the Issuer, Mr. Williams decided to propose five independent nominees for election to the Board. Those nominees are George R. Puskar, Roy E. Barnes, Paul J. Dolinoy, Thomas J.A. Lavin and James Noyes III. Information concerning the background of these nominees will be contained in proxy materials to be filed by Mr. Williams with the Securities and Exchange Commission. In addition, Mr. Williams is soliciting proxies for votes in favor of the reelection of L. Barry Teague, a nominee of the Issuer, to the Board.

      Mr. Williams' nominees are committed, subject to the fiduciary duties they would have as directors of the Issuer, to take the following actions upon their election:

Raise Quality of Corporate Governance:

o They would propose to the Board that Mr. Puskar, who has substantial experience in the real estate industry and as a director of public companies, including a number of real estate investment trusts, become nonexecutive Chairman.

o They would propose to the Board that Mr. Williams become President and Chief Executive Officer of the Issuer. Mr. Williams has stated that if the Board agrees to name him as President and Chief Executive Officer, he will relinquish all benefits payable to him under his existing employment agreement with the Issuer (other than his health and life insurance and other customary benefits. He would accept a base salary of $1 per year without any cash bonus or other cash payment in consideration of his services. It would be Mr. Williams' intention to serve as President and Chief

         Executive Officer until the Issuer's operating performance has recovered, as reflected in the price of Common Stock, and the Board has identified a suitable successor.

o They would propose to the Board that the bylaws of the Issuer be amended to provide for the annual election of all directors by the Issuer's shareholders and that such amendment be presented to the Issuer's shareholders for their approval.

o They would propose to the Board that the Issuer approve a policy that one-half of all compensation to directors in consideration of their services as directors be paid in Common Stock.

o They would propose to the Board that the Issuer approve a policy that directors be prohibited from selling Common Stock that they receive in consideration of their services as directors while continuing to hold such position.

Improve Operating Performance:

o They would propose to the Board that it undertake a program to assure that the Issuer's management consists of the most capable and talented individuals available. This program would include:

        - a regular and comprehensive review of the performance of each member of senior management; and

        - a search to identify and recruit individuals who would improve the overall quality of Issuer management.

o They would propose to the Board a plan designed to improve the operating performance of the Issuer in light of the current adverse market and economic conditions. This plan would consist of:

        - implementing aggressive, but selective, cost-cutting measures designed to eliminate corporate overhead without sacrificing the highest quality customer service and maintenance levels; and

        - changing the criteria on which the Issuer bases its sales and disposition strategies, as well as the manner in which those strategies are executed.

o They would propose to the Board a plan designed to reestablish a high level of customer service and attention to detail to increase occupancy and rental rates at the properties of the Issuer. This plan will include the implementation of the highest and consistent level of employee training and onsite quality control and the reestablishment of uniform operating procedures.

Enhance Shareholder Value:

o They would nominate George Puskar and John Williams to the Strategic Planning Committee and would also ask L. Barry Teague, an Issuer nominee, to be a member of that committee. The Strategic Planning Committee would meet monthly and provide recommendations to the Board with respect to corporate strategy.

o They would propose to the Board that a special committee of the Board, consisting solely of independent directors, undertake an exploration of all strategic alternatives available to the Issuer to enhance shareholder value, including:

        -     operational changes, including those described above;

        - sales of assets coupled with a repurchase program for Common Stock, designed to be on a leverage-neutral basis; and

        - a sale of the Issuer as a whole, or a merger or other business combination involving the Issuer.

o This independent special committee would be empowered to employ independent financial and legal advisors to assist it with its review and evaluation of all such strategic alternatives.

      Mr. Williams has discussed informally with the other directors that he is exploring the possibility of a going-private transaction in which Mr. Williams would be an equity investor and other strategic alternatives with respect to his equity interest in the Issuer. Because a majority of the Board was unwilling to consider any such transaction, Mr. Williams did not formulate any specific proposal. If Mr. Williams' nominees are elected, Mr. Williams may pursue his interest in such a transaction, and it is envisioned that any such proposal would be referred to the independent special committee of the Board, where it would be evaluated in the same way as any similar proposal received from a third party.

      In connection with the matters described above, Mr. Williams has filed a press release, dated as of the date hereof and incorporated herein by reference. A copy of the press release is attached as Exhibit 3 hereto.

      Mr. Williams intends to continue to evaluate his investment in the Common Stock of the Issuer based upon the business, financial condition, results of operations and prospects of the Issuer, as well as general economic, financial and industry conditions, the securities markets and future trading prices in general and of the common stock of the Issuer in particular, other developments and other investment opportunities. Mr. Williams reserves the right to change his plans and intentions with respect to his investment in the Issuer at any time as he deems appropriate. In particular, Mr. Williams may seek to dispose of all or a portion of his current holdings of Common Stock of the Issuer or to acquire additional such Common Stock. There can be no assurance that Mr. Williams will or will not decrease or increase his investment in the Issuer.]

      Except as set forth above, Mr. Williams has no present plans or intentions that would result in any of the matters set forth in items (a) through (j) of
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

      (a) As of April 4, 2003, Mr. Williams directly owned 828,159 shares of Common Stock, and indirectly owned 26,906 shares of Common Stock. As of such date, Mr. Williams also owned options to purchase 413,071 shares of Common Stock, all of which are currently exercisable. As of such date, Mr. Williams directly owned 149,761 limited partnership units in Post Apartment Homes, L.P. (the "Units") and indirectly owned through control of certain limited partnerships and other legal entities 1,469,918 Units, which Units are exchangeable for an aggregate of 1,619,679 shares of Common Stock. Assuming full exercise of options and full conversion of Units, the 2,887,815 shares of Common Stock beneficially owned by Mr. Williams represent approximately 7.3% of the outstanding Common Stock (based on 37,265,182 shares of Common Stock outstanding as of March 14, 2003 as set forth in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2002).

      (b)   Number of shares as to which the reporting person has:

          (i) Sole power to vote or direct the vote:                  2,860,909
          (ii) Shared power to vote or direct the vote:                  26,906*
          (iii)Sole power to dispose or to direct the disposition:    2,860,909
          (iv) Shared power to dispose or to direct the disposition:     26,906*

           * Voting and dispositive power with respect to 1,405 shares is shared with Mr. Williams' spouse and 25,500 shares is shared with the John
            A. Williams Foundation, Inc.

(c) All transactions in shares of Common Stock by Mr. Williams during the past 60 days are set forth below:

    ---------------------------------------------------------------------------
     Transaction Type                Date           Amount      Price Per Share
    ---------------------------------------------------------------------------
    ---------------------------------------------------------------------------
     Shares sold in open market    02/25/03         75,000           $23.098
    --------------------
     Shares gifted                 02/25/03         8,696            N/A
    --------------------
     Shares sold in open market    02/26/03         25,000           $23.2723
    --------------------
     Shares sold in open market    02/27/03         95,400           $23.3076
    --------------------
     Shares gifted                 02/28/03         13,043           N/A
    --------------------
     Shares gifted                 02/28/03         2,870            N/A
    --------------------
     Shares sold in open market    02/28/03         104,600          $23.4215
    --------------------
     Redemption of Units           03/14/03         60,000           N/A
    --------------------
     Shares acquired through       03/14/03         60,000           N/A
     Unit redemption

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Citigroup Global Markets Inc. and The Espy Company (the "Advisors") have been retained by Mr. Williams as his exclusive financial advisors in connection with his evaluation of strategic alternatives with respect to his investment in the Issuer and have agreed to perform customary financial advisory and investment banking services as reasonably requested by Mr. Williams, including services related to the solicitation of proxies from security holders of the Issuer. The term of the Advisors' engagement will continue until October 4, 2004, unless extended or earlier terminated. The Advisors will be entitled to receive an aggregate fee of $3.5 million for their services, consisting of an initial fee of $400,000 payable upon the Advisors' retention and a subsequent fee of $3.1 million in the event that Mr. Williams' nominees are elected to the Issuer's Board.

      In addition, the Advisors will be entitled to a customary transaction fee, and to provide certain additional financial advisory and investment banking services, on terms to be negotiated in good faith, if certain extraordinary corporate transactions involving Mr. Williams and the Issuer or Mr. Williams' investment in the Issuer occur or a definitive agreement resulting in any extraordinary corporate transaction is entered into at any time during the term, or prior to the expiration of 18 months following the termination or expiration, of the Advisors' engagement. Such extraordinary corporate transactions include, among others, a disposition or significant increase of Mr. Williams' investment in the Issuer or an acquisition by Mr. Williams or an acquisition vehicle in which he participates of a significant portion of the Issuer.

      Mr. Williams has agreed to reimburse the Advisors for reasonable travel and other expenses incurred in performing their services, including reasonable fees and expenses of their legal counsel, and to indemnify the Advisors and any related persons against liabilities, including liabilities under the federal securities laws, arising out of their engagement.

      Mr. Williams has retained the proxy solicitation firm of MacKenzie Partners, Inc. in connection with the solicitation of proxies for the Annual Meeting. MacKenzie will be paid a customary fee for its services, and will produce and place all advertising copy at regular open-line rates. Mr. Williams also has agreed to reimburse MacKenzie for its expenses, and to indemnify MacKenzie against certain liabilities and claims, incurred in connection with its performance of services pursuant to its engagement by Mr. Williams.

      Each Nominee has entered into an indemnification agreement, dated April 7, 2003, with Mr. Williams (the "Director Indemnity Agreement"). Pursuant to the Director Indemnity Agreement, Mr. Williams agrees to indemnify and hold harmless each of the Nominees and their successors, assigns and personal representatives from and against any losses, expenses, claims or proceedings related to the agreement of the Nominees to serve as a Nominee and actions prior to such election that are made in pursuit thereof. Mr. Williams also agrees pursuant to the Director Indemnity Agreement to retain counsel to defend the Nominees in any litigation brought as a result of the Nominees' agreement to serve as a Nominee and to pay all counsel fees and costs related to such defense.

      Except as set forth in this Item 6 and in Item 4 above, and for such contracts and agreements which are filed as exhibits hereto, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

      Exhibit 3   Press Release, dated April 7, 2003 (incorporated by reference)

      Exhibit 4 Preliminary Proxy Statement on Schedule 14A, filed April 7, 2003, on behalf of John A. Williams (incorporated by reference)

      Exhibit 5 Request to Examine Record of Shareholders, dated April 7, 2003, from John A. Williams to Post Properties, Inc.

      Exhibit 6 Notice of Intent to Present Nominations, dated April 7, 2003, from John A. Williams to Post Properties, Inc.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 7, 2003                /s/ John A. Williams
                                    ------------------------------------------
                                    John A. Williams